UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Execution of Material Definitive Agreements

On September 28, 2023, Guardforce AI Co., Limited (“Guardforce” or the “Company”) entered into a loan conversion agreement (the “Loan Conversion Agreement”) with WK Venture Success Limited, a company incorporated in the British Virgin Islands with limited liability, which is the holder of certain indebtedness of the Company (“WK Venture”), and each of the entities listed on Schedule 2 (each a “Holder”, together with WK Venture, the “Holders”) to the Loan Conversion Agreement, pursuant to which the Holders will convert its outstanding loans to the Company in exchange for ordinary shares, par value $0.12 per share (the “Ordinary Shares”), of the Company (the “Loan Conversion”). As of the date of the Loan Conversion Agreement, a total of US$15,914,614.59 were owed to the Holders by the Company (which includes in the aggregate principal amount of US$13,421,792.82 and accrued unpaid interest of US$2,492,821.77). According to the Loan Conversion Agreement, the Holders will discharge the entire loan amount and accrued unpaid interest in exchange for receiving 2,947,150 Ordinary Shares (the “Conversion Shares”) of the Company, as allocated to each Holder as listed in Schedule 2 of the Loan Conversion Agreement, at a conversion price of US$5.40 per share (the “Conversion Price”).

Each of the Holders has agreed that the Conversion Shares and any certificates in respect of the Conversion Shares shall be notated with a restrictive legend and that the Holders shall not be entitled to have such restrictive legend removed until November 6, 2023; provided, however, that the Company will use its best efforts to remove any restrictive legends from any certificates representing the Conversion Shares or the book-entry account maintained by the transfer agent of the Company upon the request of any Holder after November 6, 2023, at the Company’s sole cost and expense. The Loan Conversion Agreement further stipulates that the Company shall not effect any conversion under the Loan Conversion to the extent that after giving effect to such conversion would cause any of the Holders to beneficially own, as determined pursuant to the Securities Act of 1933, a number of Ordinary Shares exceeding 9.99% of the number of Ordinary Shares outstanding on such date (including for such purpose the Ordinary Shares issuable upon such issuance).

In addition, as a condition to the execution of the Loan Conversion Agreement, each of the Holders executed and delivered to the Company a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), agreeing to appoint or procured that the person who is entitled to attend and vote such Holder’s Conversion Shares at a general meeting of the shareholders of the Company shall appoint, Ms. Lei Wang, the Executive Chairman of the Board of Directors and Chief Executive Officer of the Company, as his/her/its proxy(ies) (the “Proxy”), which shall be entitled to exercise the same powers on behalf of each of the Holders, to attend and vote instead of him/her/it, subject to the Company’s adopted second amended and restated memorandum and articles of association, as amended from time to time.

The foregoing descriptions of the Loan Conversion Agreement and the Voting Agreement are summaries of the material terms of such agreements. The descriptions do not purport to be complete and are qualified in their entirety by reference to the Loan Conversion Agreement and the Voting Agreement, which are attached hereto as Exhibits 10.1 and 10.2.

On September 12, 2023, the Company issued a press release announcing that the Company’s subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited, secured a two-year contract with a pre-existing client for its end-to-end cash management solutions. A copy of that press release is attached as Exhibit 99.1 hereto.

On October 2, 2023, the Company issued a press release announcing that the Company has entered into a loan conversion agreement which is expected to enhance the Company’s balance sheet by converting $13.4 million of debt and $2.5 million of accrued and unpaid interest in exchange for 2,947,150 restricted ordinary shares at $5.40 per share on September 28, 2023. A copy of that press release is attached as Exhibit 99.2 hereto.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan Conversion Agreement by and among Guardforce AI Co., Limited and each of the persons listed on Schedule 2 to this Loan Conversion Agreement dated September 28, 2023
10.2	Voting Agreement by and among Guardforce AI Co., Limited and each of the persons listed on the Schedule to this Voting Agreement dated September 28, 2023
99.1	Press Release titled “Guardforce AI Secures Two-Year Contract for its End-to-End Cash Management Solution Including Guardforce Digital Machine in Thailand” dated September 12, 2023
99.2	Press Release titled “Guardforce AI Reports Interim Financial Results for the First Half of 2023, and Provides Business Update” dated October 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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